SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

Quality Systems, Inc.

(Name of Registrant as Specified In Its Charter)

Ahmed Hussein

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

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6)	Amount Previously Paid:

7)	Form, Schedule or Registration Statement No.:

8)	Filing Party:

      Ahmed Hussein

9)	Date Filed:

      August 30, 2005

2005 ANNUAL MEETING OF STOCKHOLDERS

OF

QUALITY SYSTEMS, INC.

PROXY STATEMENT

OF

AHMED HUSSEIN

To Quality Systems, Inc. Stockholders:

This proxy statement (“Proxy Statement”) and the accompanying blue proxy card are being furnished to stockholders of Quality Systems, Inc. (“QSI” or the “Company”) by Dr. Ahmed Hussein, a current Director and stockholder of QSI (“Dr. Hussein” or “Ahmed Hussein”), and the other Participants (as defined below) in connection with the solicitation of proxies by Dr. Hussein to be used at the 2005 Annual Meeting (the “Annual Meeting”) of stockholders of QSI and at any adjournments, postponements or continuations thereof. The Annual Meeting is scheduled to be held on September 21, 2005 at 1:00 p.m. Pacific Time at the Hyatt Regency Hotel, 17900 Jamboree Road, Irvine, California. This Proxy Statement and the BLUE PROXY CARD are first being furnished to stockholders on or about September 6, 2005.

At the Annual Meeting, the Participants will seek to elect to the Board of Directors of QSI (the “Board”) a slate of three nominees, comprised of Dr. Hussein, Dr. Ibrahim Fawzy and Mr. Ian Gordon. Each of the nominees (each a “Nominee” and, collectively, the “Nominees”) has consented, if elected, to serve as a Director of QSI and to being named as a Nominee in this Proxy Statement and in other soliciting materials.

THE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF QSI CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES. ACCORDINGLY, YOU ARE URGED TO VOTE YOUR BLUE PROXY CARD FOR AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT MAY VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE PROXY CARD ON YOUR BEHALF AS SOON AS POSSIBLE.

IMPORTANT

Assuming a quorum of stockholders is present or otherwise represented at the Annual Meeting, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by stockholders present in person or represented by proxy at the Annual Meeting. The eight nominees for Director receiving the highest votes will be elected to the Board. As a result, your vote is extremely important in deciding the future of QSI. You are urged to mark, sign, date and return the enclosed BLUE PROXY CARD and vote FOR the election of Ahmed Hussein, Ibrahim Fawzy and Ian Gordon.

YOU ARE URGED NOT TO SIGN ANY PROXY CARD SENT TO YOU BY QSI. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED (i) BY DELIVERING A LATER-DATED BLUE PROXY CARD, OR (ii) BY VOTING IN PERSON AT THE ANNUAL MEETING, OR (iii) BY DELIVERING TO QSI (ATTENTION: PAUL HOLT, SECRETARY) A WRITTEN NOTICE STATING THAT YOUR PROXY IS REVOKED. SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you have any questions or need assistance in voting your proxy, please call our proxy solicitor, Georgeson Shareholder Communication Inc., toll-free 1-866-391-7006.

Only holders of record of QSI’s voting securities as of the close of business on July 27, 2005 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting and any adjournments, continuations or postponements thereof. According to the definitive proxy statement of QSI filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2005 (“QSI’s Proxy Statement”), as of July 27, 2005, there were 13,124,860 shares of common stock of QSI (“Shares”) outstanding. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share held as of the Record Date.

As of the Record Date, the Participants and their affiliates collectively beneficially owned an aggregate of 2,355,800 Shares, representing approximately 17.9% of the reported outstanding Shares. Ahmed Hussein intends to vote such Shares FOR the election of the Nominees.

The California Corporations Code provides that, except under certain circumstances, stockholders of California corporations such as QSI have cumulative voting rights. Neither the Articles of Incorporation nor the Bylaws of QSI have been amended by the Company and the stockholders to eliminate cumulative voting. Cumulative voting allows stockholders to multiply the number of votes they are entitled to cast by the number of Directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates. In accordance with the applicable provisions of the California Corporations Code, the Bylaws of QSI permit cumulative voting by all stockholders if any stockholder provides notice to QSI of such stockholder’s intention to cumulate his or her votes. Ahmed Hussein intends to cumulate his votes when voting for the Nominees and has so notified QSI. He also intends to cumulate the votes of all proxies he holds in favor of the Nominees.

PLEASE VOTE FOR AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON BY

MARKING, SIGNING AND RETURNING YOUR COMPLETED BLUE PROXY CARD TODAY.

*         *         *

INTRODUCTION

Ahmed Hussein has been a stockholder of QSI since 1982 and a member of the Board since 1999. He is committed to the success of the Company and is determined to help it reach its full potential. Recently, he has been pleased with the market performance of the Company’s Shares. Nevertheless, he is concerned that the Company’s strong performance may not continue unless corrective action with respect to its Board is taken immediately.

Dr. Hussein has worked hard during his tenure on the Board to support the Company by ensuring that the Board performs its duties of providing thoughtful, careful, objective, constructive and independent guidance, consistent with the goal of maximizing the Company’s performance and shareholder’s return on investment. Dr. Hussein believes the Board was free from the undue influence of any one of its Directors during the period from September 1999 until approximately August 2002 and made great strides in governing the Company. However, Dr. Hussein believes that Sheldon Razin, the Company’s founder, former CEO, principal stockholder and current Chairman reasserted his strong influence over the Board as of August 2002 and continues to do so. Having participated on the Board since 1999 and having observed the interaction amongst the Directors over the past six years, Dr. Hussein is of the view that this development, along with actions that the Board has taken in the recent past which are described below, threaten to turn the clock back and erase all of the progress the Company made between September 1999 and August 2002.

Dr. Hussein believes that, as a result of Mr. Razin’s influence over the Board, the following has occurred:

•	actions have been taken by the majority of the Board that are contrary to the best interests of QSI and its stockholders, such as the approval of excessive compensation packages for the Board and senior management in the form of options in fiscal year 2005 that have resulted in approximately 7% dilution of the Company’s Shares in a one-year period of time;

•	entry into at least one material transaction that was never approved in advance by the Board, and which may harm QSI’s competitive position in the future;

•	the elimination of a truly balanced Board that can oversee the activities of QSI, which has resulted in a significant breakdown in corporate governance; and

•	failure to adhere, from August 2002 to October 2004, with the Company’s original corporate governance provisions as agreed in 1999.

Dr. Hussein believes that these are transgressions that should not be permitted to continue. Moreover, he does not believe that the current leadership of the Company shares his belief in the true value of QSI, as demonstrated by recent insider sales of the Company’s Shares.

Dr. Hussein is soliciting proxies because he believes that truly independent Directors, specifically the Nominees, must be elected to revitalize the independence of the Board and dilute Mr. Razin’s continuing influence of the Company. He believes that the addition of the Nominees to the Board will bring fairness, balance, transparency and accountability to the Board activities, thereby substantially increasing QSI’s prospects for continued success and enhancing stockholder value.

BACKGROUND

QSI became a public company in 1982. Mr. Razin, founder, principal stockholder and current Chairman, served as CEO of the Company from its inception in 1974 until 2000.

Mr. Razin served as Chairman of the Board until 1999 and was a member of the Compensation Committee and Nominating Committee in 1999. Prior to 1999, there were no standing committees of the Board except the Audit Committee. Compensation and nominating decisions were handled by the full Board. Mr. Razin’s wife was also a member of the Board until 1999. During this period, the Company did not distribute any dividends. Unlike a company focused on research and development activities, QSI is a service company in the software business with high gross margins and a significant portion of revenue derived from maintenance and upgrades. According to the Company’s Consolidated Balance Sheets for the fiscal year ended March 31, 1999, included in the Company’s Form 10-K as filed with the SEC on March 31, 1999, shareholders’ equity was $29,644,000 and additional paid-in capital was $35,568,000, resulting in a deficit of $5,904,000. In addition, such Consolidated Balance Sheets show an accumulated deficit, or negative retained earnings of $5,966,000, representing the accumulated losses of QSI since its inception. Thus, in 1999, stockholders’ equity was below the paid-in capital and the Company, despite its high margins, had cumulatively lost money for 17 years.

Between 1996 and 1999, the share price dropped approximately 90%, which Dr. Hussein believes resulted primarily from stockholders’ class actions and derivative lawsuits against the Company and its Directors. By 1999, the Company’s then-CEO and Chairman, Sheldon Razin, and his Board came under attack from stockholders.

In May 1999, prior to being elected to the Board, Dr. Hussein was visited in Egypt by then-CEO and Chairman, Mr. Razin, who was seeking Ahmed Hussein’s support in a dispute between Mr. Razin and other stockholders. Ahmed Hussein agreed to support Mr. Razin provided that (i) the Board repeal the existing poison pill; (ii) an independent Board was established to oversee the Company; (iii) state-of-the-art corporate governance provisions were adopted; and (iv) Mr. Razin agreed to resign as CEO as soon as a replacement was found. Dr. Hussein also recommended that the dissident stockholder, Lawndale Capital Management, LLC, be a party to any agreement between Mr. Razin and Dr. Hussein. Mr. Razin agreed to Dr. Hussein’s terms, and a Memorandum of Understanding, or the MOU, was adopted on May 6, 1999 by QSI’s Board, Ahmed Hussein and Lawndale Capital Management, LLC. As a result, the Company adopted Corporate Governance Provisions that became part of the Bylaws. The MOU called for the Corporate Governance Provisions not to be modified or repealed without the approval of a majority of the stockholders, or a two-thirds majority of the authorized number of Directors, including two-thirds of the independent Directors.

These stockholder-adopted Corporate Governance Provisions included, among others, requirements that: (i) at least three-quarters of the members of the Board be “independent;” (ii) at least half of the Directors present and eligible to vote at a Board meeting be independent in order for any actions taken at such meeting to be valid; (iii) the principal committees of the Board (audit, nominating, compensation and transaction) be composed entirely of independent Directors; (iv) independent Directors hold a meeting at least each time the Board meets in regular session and (v) an independent Director (initially Ahmed Hussein) be designated “Lead Director” of the Board whenever the Chairman of the Board is not an independent Director. This last provision was particularly significant because it was specifically implemented to limit the level of influence over the Board exerted by Mr. Razin. To further limit Mr. Razin’s continuing influence over the Company, the MOU required that (i) Mr. Razin resign as CEO as soon as a new candidate for that position was identified and elected to that position by the Board and the Board determined such candidate was ready to assume the position and (ii) Mr. Razin continue as Chairman for two years or, if the Board requested, a longer period. Mr. Razin was not allowed to participate on any committees of the Board. It was agreed that Dr. Hussein, in addition to serving as Lead Director, would participate as one of four members on each of the Compensation Committee, the Transaction Committee, the Nominating Committee and the Audit Committee.

Between September 1999 and August 29, 2002, Mr. Razin’s influence on the Board had receded as a result of the implementation of the terms of the MOU and the new Corporate Governance Provisions. However, in August 2002, Mr. Razin reasserted his strong influence on the Board as explained below. Thereafter, in mid-2004, two of the independent Directors aligned with Mr. Razin took control of the Board’s nominating process in the absence of one-half of the Nominating Committee members, by appointing a two-person sub-committee without any authorizing resolution of the Board or the four-person Nominating Committee, and over the subsequent objection of the two absent members of the Nominating Committee. This sub-committee recommended the nomination of a new group of Directors that were ultimately presented to QSI stockholders for election at the 2004 Annual Meeting on September 21, 2004. Those Directors were elected at the 2004 Annual

Meeting. Prior to the 2004 Annual Meeting, Dr. Hussein had requested in writing from the sub-committee the names and contact information of the nominees to verify their independence as a Director of the Company; however, he received no response to his request. Paragraph 3 of the Company’s Corporate Governance Provisions then in effect states that the Nominating Committee “shall be responsible for the evaluation and nomination of the Board members.” The Committee had been purposefully structured by the independent Directors to permit a balanced membership of four Directors.

Upon taking their seats on the Board, in late September 2004, following little discussion, the new Directors joined Mr. Razin in appointing outside counsel for the Company. This is significant because this was the same counsel that had served as counsel to the pre-1999 Board and between 1999 and September 2004 was never appointed as counsel to the Board, despite the fact that between August 2002 and September 2004 such counsel was invited by Mr. Razin (and not the Lead Director as required under the Corporate Governance Provisions), over the objection of half of the independent Directors, to attend Board meetings and take minutes of the meetings. The Board then requested said counsel to take the minutes of Board meetings. Thereafter, the new Directors voted to amend the QSI Corporate Governance Provisions that had been adopted in 1999, over the objections of Dr. Hussein, as discussed in more detail below. The Company’s outside counsel was instructed to revise the Bylaws so as to comply with the minimum regulatory requirements. Significantly, the definition of “independent director” was ultimately revised by outside counsel in such a manner so as to (i) allow the current Board to deem longtime insider Mr. Razin independent and (ii) decrease the required number of independent Directors on the Board from at least three-quarters of the Board to a majority of the Board, consistent with NASD Marketplace Rule 4350(c). Prior to this change in 2004, the Company’s Bylaws had, since 1999, purposefully defined “independent director” in a manner that excluded any individual previously employed by the Company. Dr. Hussein believes that Mr. Razin was never considered independent by any of the prior Boards.

UNDUE INFLUENCE OVER THE BOARD BY SHELDON RAZIN

Reduction in Standards of Board Independence

Since the Company’s 2004 Annual Meeting, Dr. Hussein believes that the newly-elected members of the Board have taken several actions unanimously as a group over Dr. Hussein’s objections, with little debate or discussion in the presence of Dr. Hussein, including amending the Corporate Governance Provisions adopted pursuant to the MOU, and the Company’s long-standing definition of “independent director,” each in a manner that Dr. Hussein considers bolsters Mr. Razin’s influence over the Board.

Without regard for the Company’s history, its Bylaws or the MOU, in October 2004 the current Board lowered the standards by which the Company deems its Directors independent. The MOU, agreed to by Mr. Razin in 1999, specifically precluded any current or former employee (including Mr. Razin who was then the CEO) from being considered an “independent” director. The MOU was designed to limit the level of influence over the Board exerted by Mr. Razin so that the Board could function with balance, fairness and transparency. The current definition of “independent director,” which is substantially identical to that contained in NASD Marketplace Rule 4200(a)(15), permits former employees of the Company to qualify for consideration as an independent director following a three-year waiting period. This change eliminates the purposeful barrier to Mr. Razin’s ability to be considered “independent.”

The Company’s amended Bylaws, consistent with NASD Marketplace Rule 4200(a)(15), preclude a finding of “independence” if, in relevant part, a director’s family member accepts payment from the Company in excess of $60,000 during the current or any of the past three fiscal years (and is not otherwise a non-executive employee) or if a director’s family member is an executive officer of the Company. David Razin is the son of Mr. Razin and the Vice President for Business Development of the QSI division. The Company’s proxy statements, dated August 17, 2005 and July 29, 2004, each show that David Razin received at least $155,000 in each fiscal year. Dr. Hussein does not consider that an employee with the title and salary of David Razin could reasonably be considered a “non-executive.” Further, David Razin was previously considered by the Company to be an

“executive officer” (as such term is defined by the federal securities laws) and filed required beneficial ownership reports under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from 1997 through 1999. Ahmed Hussein is not aware, either as a Lead Director or as Co-Chairman at the time of the change of David Razin’s status, of any Board or committee discussion or determination to change David Razin’s title, duties or job description. This change in David Razin’s status is critical, as it directly affects the “independence” of his father, Mr. Razin, as Chairman of the Company. Furthermore, it benefits Mr. Razin directly, as (i) he would otherwise be considered “not independent” under the NASD Marketplace Rules as a director with a family member who is an executive officer and (ii) regular meetings of the independent directors would have to occur outside the presence of Mr. Razin.

Neither NASD Marketplace Rule 4200(a)(15) nor the Company’s Corporate Governance Provisions, as amended in October 2004, provide a “bright line” test with respect to whether a director may be deemed “independent.” In each case, the Board is required to assess whether the individual has a “relationship, which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” Insomuch as (i) Mr. Razin founded the Company in 1974 and served as its Chairman and CEO until 2000, (ii) Mr. Razin continues to serve as Chairman of the Board, (iii) David Razin is most likely an executive employee, if not an executive officer, and (iv) the 1999 MOU was specifically designed to limit Mr. Razin’s continued influence over the Company, Dr. Hussein believes all of these facts require serious consideration in assessing whether Mr. Razin should be deemed “independent.” At the Board meeting on October 29, 2004, Mr. Razin was declared independent by a vote of 6 to 1 (Dr. Hussein dissenting) of the current Board, without any independent legal advice or opinion on the issue that Dr. Hussein is aware of. Dr. Hussein considers that such advice or opinion is prudent given these facts and circumstances. Ahmed Hussein advised the Board that such a determination is crucial for the Company and should be investigated independent of Mr. Razin.

Inability to Retain Independent Counsel

The Company’s current outside corporate counsel served as counsel to Mr. Razin and the Board prior to the MOU in 1999. After August 29, 2002, at the invitation of Mr. Razin, this counsel, which we refer to as outside counsel, took the minutes of Board meetings over the continued objections of half of the independent Directors.

On October 25, 2002, the six independent Directors met, at the invitation of Dr. Hussein, to resolve their differences, which had arisen as a result of the events of August 29, 2002 discussed below under “Improper Restructuring of Board Committees and Election of Lead Director,” in order to fulfill their fiduciary duty and to adhere to paragraph 6 of the Corporate Governance Provisions. Paragraph 6 requires the Lead Director to, among other things, assist the Board in assuring compliance with the Corporate Governance Provisions and policies as well as coordinate and moderate the executive sessions of the independent Directors. The independent Directors agreed unanimously to (i) appoint independent counsel to advise them and agreed to abide by his recommendations and (ii) recuse outside counsel from interfering with the dispute among the independent Directors. Dr. Hussein so advised outside counsel in writing, witnessing all of the independent Directors involved. Outside counsel did not recuse himself. Dr. Hussein believes that management honored outside counsel’s bills, disregarding the unanimous decision of the independent Directors. The decision of the independent Directors, in this regard, was never implemented.

After October 25, 2002, there were no further meetings of the independent Directors until April 2004, in contravention of paragraph 6 of the Corporate Governance Provisions in effect during that period, which required that executive sessions of independent Directors be held in conjunction with each regular Board meeting and as otherwise designated by the Lead Director.

In April 2004, at Ahmed Hussein’s invitation, the Company’s six independent Directors traveled to New York for a special session. At that meeting, the independent Directors considered only one topic and, according to Dr. Hussein, resolved unanimously to replace outside counsel. They also appointed a special committee comprised of two independent Directors to recommend the appointment of independent counsel. Subsequently, one of the members of the special committee resigned from the Board effective September 2004 and the search for independent counsel was not completed.

On June 3, 2004, a majority of the independent Directors met and voted unanimously to follow the recommendation of the Compensation Committee to conduct an independent investigation of the contents of meeting minutes and certain compensation issues. Paragraph 6 of the Corporate Governance Provisions then in effect empowered the Lead Director to approve, in consultation with the other independent Directors, the retention of the consultants who report directly to the Board. At the June 10, 2004 meeting of the full Board, the Board voted 6 to 1 (with Mr. Razin dissenting) to accept the recommendation of the Compensation Committee and to appoint independent counsel. Later that month, independent counsel was hired by the head of the Compensation Committee on behalf of the independent Directors. Nevertheless, the work of independent counsel could not proceed, because the Company’s management did not pay the retainer set forth in the contract.

Excessive Compensation of Executive Officers

Dr. Hussein believes that Mr. Razin has directly influenced executive compensation decisions, including with respect to his son, David Razin.

On October 29, 2003, the Compensation Committee recommended to the Board an award of 60,000 options to the Company’s executive officers, but did not recommend how these grants should be allocated, if at all, between the Company’s two divisions, QSI and NextGen Healthcare Information Systems, or NextGen. Ahmed Hussein stressed at the Board meeting on October 29, 2003 that (i) NASD Marketplace Rules require that a majority of the independent Directors on the Board shall determine executive compensation, or such decisions shall be made by a compensation committee consisting of independent Directors; (ii) the independent Directors should properly have considered the issue of how to split the options amongst the two divisions, if any, before the matter was approved by the Board; and (iii) Mr. Razin should not participate in such decisions with respect to his own son’s compensation. Ahmed Hussein requested that outside counsel advise Mr. Razin of this conflict of interest and that he should recuse himself from discussions affecting his son’s compensation. However, this did not occur.

At the October 29, 2003 Board meeting, the full Board, including Mr. Razin, acted to award an aggregate of 60,000 options to the Company’s executive officers and determined how to split the options among the Company’s executives, including David Razin. According to Dr. Hussein, David Razin was awarded 5,000 options of the total 15,000 options awarded by the Board to the executive management of the Company’s QSI division. The Board awarded the other 45,000 options to the executive management of NextGen. The options were awarded at an exercise price of $15.46 per share at a time when QSI’s stock was trading at approximately $44 per Share (unadjusted for QSI’s two-for-one stock split in 2005).

On June 10, 2004, the Board approved by a 4 to 3 vote a grant of 150,000 options to certain employees of the NextGen division despite (i) a prior recommendation to the Board by a majority of the Compensation Committee to halt the grant of all bonuses and equity options at QSI until independent counsel could be hired to investigate the process and (ii) the Board’s own 6 to 1 decision at that meeting to hire independent counsel as discussed above under “Inability to Retain Independent Counsel.” Dr. Hussein believes that this vote was invalid since, under NASD Marketplace Rule 4350(c)(3), a majority of independent directors must approve compensation decisions, and in this instance only three of the six independent Directors voted in favor of the grant. These options were awarded at an exercise price of $46.67 per share, the closing price of QSI’s stock on June 10, 2004 (unadjusted for QSI’s two-for-one stock split in 2005).

On January 27, 2005, the Board approved 236,725 seven-year stock option awards for the benefit of executive management at an exercise price of $77.36 per share, the closing price of QSI’s stock on February 11, 2005, the grant date (unadjusted for QSI’s two-for-one stock split in 2005). This grant was part of a total award of 522,450 options to selected employees and Directors of the Company.

On July 28, 2005, the Board, including Mr. Razin, approved by a vote of 6 to 1 (with Dr. Hussein dissenting) significant increases in the compensation packages of certain of the Company’s executive officers as recommended by the compensation consultant hired by the current Board. Among others, the Board increased the annual base salary of (i) President and CEO Louis Silverman 38.4%, from $289,042 to $400,000 effective November 1, 2005; (ii) NextGen President Patrick Cline 31.9%, from $303,245 to $400,000 effective November 1, 2005; and (iii) Chief Financial Officer and Secretary Paul Holt 47.8%, from $142,051 to $210,000 effective July 23, 2005.

At the same meeting, over Dr. Hussein’s objection, the Board increased Mr. Silverman’s annual bonus potential from 75% of his base annual salary to 100% of his new base annual salary even though the Board had, on May 25, 2005, while approving QSI’s 2006 bonus criteria, increased Mr. Silverman’s bonus potential from 50% to 75%. The two increases, approved within two months of each other, amount to an aggregate potential dollar denominated increase of over 175%. At the July 28, 2005 meeting, the Board also approved similar increases in bonus potential for other senior management as well. Dr. Hussein believes the magnitude of these increases is not sufficiently transparent in QSI’s Proxy Statement.

The Board also decided on July 28, 2005, with Dr. Hussein dissenting, to grant executive management up to an aggregate of 200,000 fully-vested shares of Company stock (not options) within the next 18 months based on certain performance criteria. Dr. Hussein recalls that Mr. Razin pointed out during the Board meeting that the performance metrics, which had been proposed by the compensation consultant, would result in shares being given as an incentive to executive management even when the relative performance of the Company deteriorates and that this might not be viewed favorably by the investment community. Dr. Hussein also recalls that Mr. Razin pointed out that the value of all shares awarded to Mr. Silverman since joining the Company is in excess of $20 million.

Excessive Compensation of Directors

Prior to the 2004 Annual Meeting, the compensation package for nominees for election to the Board was structured by Mr. Razin and certain Directors aligned with him, over the strong objection of Dr. Hussein and two other independent Directors who considered the package excessive. The package consisted of a stipend of $10,000 per year, $1,000 per Board meeting, $500 per committee meeting and 2,500 four-year options that vest in three months to purchase Company stock at $51.00 per share the market price on the date of the grant (unadjusted for QSI’s two-for-one stock split in 2005). By contrast, the value of the compensation package at the time of the grant for the Board prior to the 2004 Annual Meeting consisted of a stipend of $2,500 per year plus $250 per committee meeting. There was no equity component in that package. Dr. Hussein believes it was the duty of the two-Director sub-committee of the 2004 Nominating Committee to inform the incoming Directors of their compensation package and it was incumbent upon the incoming Directors to know what compensation they would receive following their election. The new Compensation Committee, whose members were assigned in Dr. Hussein’s presence by Mr. Razin and subsequently approved by the current Board prior to his designation as “independent” by the current Board, recommended a package consisting of (i) for each new Director, 30,000 ten-year options vesting in three months to purchase Company stock at the market price on the date of the grant (equivalent to 60,000 options following the Company’s March 4, 2005 two-for-one stock split) as a self-declared “incentive” for joining the Board, although they had already joined the Board, and (ii) for all Directors, (a) 5,000 options on an annual basis (equivalent to 10,000 options following the stock split), (b) a $24,000 retainer for each Director ($2,000 per month), (c) $2,000 per Board meeting, (d) $1,000 per committee meeting and (e) $1,000 for cross-country travel. After considerable debate at the October 28, 2004 Board meeting, four of the new Directors, joined by Mr. Razin, approved 25,000 seven-year options for each new Director and 5,000 options for each of Mr. Razin and Dr. Hussein. The cash component of the package was also approved. On November 1, 2004, Mr. Razin called a telephone Board meeting to request that the Board postpone the option grants, and the Board obliged.

On January 27, 2005, the Board decided that, in addition to 2,500 options per Director granted on September 21, 2004, a new award of 3,500 additional seven-year options vesting in three months would be granted to each Director at an exercise price of $77.36 per share, the closing price of QSI’s stock on February 11, 2005, the grant date (unadjusted for QSI’s two-for-one stock split in 2005). The fair value of the Director compensation package has not been disclosed by QSI. Dr. Hussein believes that such information should be clearly and completely disclosed to the stockholders. Based upon a closing price of QSI’s stock on August 29, 2005 of $128.88 per share (unadjusted for QSI’s two-for-one stock split in 2005), these options are in the money by about $375,000 per Director. According to Dr. Hussein, Mr. Razin voted for every proposed increase in compensation for the new Directors, despite the fact that he consistently opposed any increase for Directors in the past.

At the end of fiscal year 2005, QSI’s stockholders’ equity was approximately $62 million, including retained earnings of approximately $19 million. Since 1982, the Company had cumulative retained earnings of approximately $38 million. In March 2005, the Company declared a one-time special dividend of approximately $19 million. This was the first dividend the Company had declared since becoming public in 1982. In fiscal year 2005, the Company had its best year of financial performance as a public company, recording net income of approximately $16 million. Thus, from 1982 through 2004, or its first 22 years as a public company, QSI earned a total of approximately $22 million. The Board’s compensation decisions were made despite this financial history and the size of the Company.

Ahmed Hussein believes that the Board and the Compensation Committee have acted in disregard of the stockholders’ interests by allowing (i) Mr. Razin to assign the members of the Compensation Committee, despite subsequent approval by the Board, when it was within the purview of the Lead Director to make such assignments pursuant to paragraph 6 of the Corporate Governance Provisions then in effect given that Mr. Razin had not yet been declared “independent;” (ii) the Compensation Committee to consider and recommend a new Director compensation package, which was approved by the Board and valued at nearly ten times the compensation package they anticipated when joining the Board, without being directed by the Board to consider their own compensation; and (iii) the Board to make excessive compensation awards to Directors and certain executive officers.

The total number of options granted to Directors and executive management in fiscal 2005 was 443,725 Shares (equivalent to 887,450 shares post-split), representing a dilution to shareholders of approximately 7% in one year. According to the Company’s Form 10-K for the fiscal year ended March 31, 2005, the value of these options are $12.7 million, or approximately 80% of the Company’s net income for fiscal year 2005. Dr. Hussein notes that the Company chose 4 3/4 years as the expected life for the majority of these options instead of their actual life of seven years. The options granted in fiscal year 2005 to the Directors and executive management are in the money by about $28 million as of August 29, 2005, based upon a closing price of QSI’s stock on that date of $128.88 per share (unadjusted for QSI’s two-for-one stock split in 2005). By comparison, the compensation consultant to the outgoing Board had recommended that stock option awards should be 10% to 15% of earnings ($1.6 million to $2.4 million).

ACTIONS BY THE BOARD THAT ARE CONTRARY TO THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS

As a large stockholder and Director, Dr. Hussein is deeply concerned that certain actions of the Board have been contrary and harmful to the best interests of QSI and its stockholders. Dr. Hussein’s concerns are heightened by the fact that despite his repeated notifications to the Board of his concerns about such detrimental and harmful conduct and his repeated requests for specific explanations for its conduct, Dr. Hussein has received no meaningful substantive response from the Board with regard to his concerns. Following are certain key issues that concern Dr. Hussein and that he has raised.

Improper Restructuring of Board Committees and Election of Lead Director

A meeting of the independent Directors was held immediately prior to the commencement of the full Board meeting on August 29, 2002, as was the customary practice at that time. At the subsequent meeting of the full

Board, Mr. Razin, the only non-independent Director on the Board at the time, chaired the meeting and invited outside counsel to the meeting. Ahmed Hussein objected to the presence of outside counsel at this meeting on the basis that it was Dr. Hussein, as Lead Director, who was responsible for determining whether outside counsel should be appointed and not Mr. Razin as required by paragraph 6 of the Corporate Governance Provisions then in effect, which requires, among other things, that the Lead Director is responsible for appointing consultants to the Board. Dr. Hussein withdrew from the Board meeting in objection to the presence of outside counsel and his refusal to leave. After Ahmed Hussein withdrew from the meeting, Mr. Razin and the three remaining Directors, who were aligned with Mr. Razin, took action to (i) elect a new Lead Director of the Board (replacing Dr. Hussein) and (ii) alter the composition of the Board committees so that the committees were composed of three independent Directors, rather than four as previously structured. Under this new scheme, the three independent Directors aligned with Mr. Razin made up the majority of Directors on each committee, thus eliminating the purposeful balance of Directors that had previously been approved by the Board.

Ahmed Hussein believes these actions, taken by the full Board and not by the independent Directors, were within the purview of the independent Directors and not the full Board as required by paragraph 6 of the Corporate Governance Provisions then in effect, which requires, among other things, that the Lead Director be appointed by the independent Directors. Dr. Hussein believes that not only was there no quorum present for a meeting of independent Directors, but it was the responsibility of the Lead Director (then Dr. Hussein) under paragraph 6 of the Corporate Governance Provisions then in effect to provide notice of such a meeting. Dr. Hussein also believes that such actions by Mr. Razin and outside counsel, with the assistance of the three Directors aligned with Mr. Razin, resulted in the consolidation of control of the Board and its committees and effectively excluded the other three independent Directors, including Dr. Hussein, from meaningful participation in the Company’s corporate governance and committee actions. These actions resulted in a visible split between two groups of independent Directors: three independent Directors aligned with Mr. Razin who assumed control of the committees of the Board; and the other three independent Directors (including Dr. Hussein) who were effectively shut out and did not recognize the actions taken by the other Directors on August 29, 2002.

Similarly, at the first meeting of the current Board on September 21, 2004, Dr. Hussein witnessed Mr. Razin, while still being deemed by the Board as an insider, was improperly permitted to choose an interim Lead Director and to distribute the memberships of the independent Directors committees, including the current Nominating Committee. Despite the fact that these appointments were approved at that meeting by the Board, Dr. Hussein contends that these decisions were within the purview of the independent Directors and not Mr. Razin as embodied in paragraph 6 of the Corporate Governance Provisions then in effect. Once again, Dr. Hussein was excluded from participation on any committee, despite volunteering his services. Dr. Hussein believes that these appointments violated paragraph 6 of the Corporate Governance Provisions then in effect and made a mockery of the NASD Marketplace Rules. In addition, at this meeting the Board amended the Corporate Governance Provisions adopted in 1999 by a vote of 6 to 1 (with Dr. Hussein dissenting), formally appointed outside counsel as corporate counsel and instructed him to recommend changes to the Bylaws that would adhere to the minimum requirements of the regulators, despite the fact that Dr. Hussein had briefed the new Directors on the actions taken by the outgoing Board with respect to the intended investigation by independent counsel.

Manipulation of Bylaws to Minimize Ahmed Hussein’s Participation and Influence on the Board

Since their election at the 2004 Annual Meeting, the current members of the Board have altered the number of board seats three times within the past 10 months, actions which Dr. Hussein believes were taken in an effort to minimize his effectiveness and to influence the outcome of the Board’s deliberations. Following the election of seven Directors by the stockholders at the 2004 Annual Meeting, the newly-elected Board, under the guidance of Mr. Razin, reduced the number of seats to seven on October 1, 2004. On May 25, 2005, the Board added two insiders, Mr. Louis Silverman and Mr. Patrick Cline and increased the authorized number of seats on the Board to nine, reflecting its then-current membership. According to QSI’s Proxy Statement, at a meeting of the Board on July 28, 2005, the Board reduced the number of seats on the Board to eight, effective as of the end of the current Directors’ term, such number being consistent with the number of nominees proposed by the Company, which excludes Dr. Hussein.

QSI’s Proxy Statement proposes a slate of Directors that excludes Ahmed Hussein, a current Director and the Company’s second-largest stockholder. The Company claims in its proxy statement that Ahmed Hussein has not been nominated for re-election to the Board because of “his actions as a member of the Board and his recently filed Schedule 13D in which he makes numerous allegations with which the Company disagrees.” Dr. Hussein has prepared this Proxy Statement to support the statements made in his Schedule 13D and to fulfill his fiduciary duty to stockholders. Additionally, Dr. Hussein had previously communicated many of his concerns to the Company and the responses, if any, were non-specific to the issues raised. The QSI Proxy Statement also claims that Dr. Hussein “failed to complete the Company’s 2005 Director’s Questionnaire.” QSI’s Proxy Statement fails to disclose that, consistent with past practice of the Company and the Board members, Ahmed Hussein communicated to the Company by phone that the information previously provided was correct, except for some minor changes, which he disclosed. The Company never requested any further information from Dr. Hussein. In addition, QSI’s Proxy Statement notes that Ahmed Hussein did not timely file with the SEC a certain report concerning beneficial ownership of securities, as required by the Exchange Act. Although Ahmed Hussein recognizes that it is ultimately his responsibility to file such reports, he relied on the Company’s customary and long-standing practice to prepare and file such reports on behalf of each Director, including Ahmed Hussein. Dr. Hussein cannot explain why the Company failed to file a report on his behalf earlier this year at the same time it filed reports on behalf of the other Directors. Since being notified of the deficiency, Ahmed Hussein promptly filed such report with the SEC.

Dr. Hussein believes that these actions by the Board and the Company are designed to discredit Dr. Hussein and to minimize his ability to elect his slate of three independent Directors to the Board through cumulative voting of his Shares. Despite the fact that changing the size of the Board is permissible under the Company’s Bylaws, some courts have deemed such action unlawful if taken with the primary purpose of impeding or interfering with the stockholder’s power to exercise effectively their voting rights in a contested election for directors.

The Agreement with Siemens Medical Solutions

In February 2005, QSI announced an agreement with Siemens Medical Solutions. Dr. Hussein believes that the agreement was consummated (i) with the knowledge and consent of Mr. Razin, (ii) with Mr. Razin’s approval of key terms, and (iii) with the review of outside counsel. Dr. Hussein believes that none of Mr. Razin, outside counsel or the Company’s executive officers brought this agreement to the Board for its consideration, advice and approval prior to its consummation. Ahmed Hussein believes that this agreement imposes material competitive, economic and marketplace restrictions on QSI. Dr. Hussein does not believe that the agreement provides adequate protection for NextGen’s proprietary software and, more importantly, NextGen’s know how. Ahmed Hussein believes the existence of the Siemens’ agreement considerably impairs the overall value of QSI to potential acquirers and thereby impairs the price that would be paid to the stockholders in the event of a sale of the Company and reduce the potential for any such sale.

When the Company’s Directors learned of the agreement after its execution, Dr. Hussein, together with four of the Directors aligned with Mr. Razin, considered the process relating to the consummation of the agreement by the Company represented a significant breach of corporate governance and agreed that the agreement should have been reviewed and approved by the Board prior to its execution. These Directors called for a special emergency meeting of the Board in person to address the agreement, its implications and the Company’s duties with respect thereto. Despite the concern initially expressed by these five Directors, certain of these Directors retracted their view that a special meeting was necessary and the Board was not convened to discuss the Siemens agreement and why it was adopted without Board consideration and approval.

Dr. Hussein believes that the Board’s ultimate inaction with respect to the consummation of the Siemens agreement is in direct contrast to actions taken by an independent QSI Board that was not unduly influenced by Mr. Razin in 2000. At that time, Dr. Hussein discovered that a confidentiality agreement had been entered into by Mr. Razin with a competitor of QSI to potentially sell the Company, without the approval or knowledge of the

Board. Upon discovery of this transgression, Dr. Hussein recalls that the independent Directors voted unanimously to reprimand Mr. Razin in writing and hasten his resignation from his then-CEO position. Dr. Hussein believes that this is the kind of decisive action that an independent and balanced Board takes when a material transaction is entered into without Board approval.

At the Board meeting on July 28, 2005, the Directors finally discussed the Siemens agreement, considered its materiality and concluded it was not material at this time, over the objection of Dr. Hussein. Ahmed Hussein believes that the Siemens contract is a material contract within the meaning of the federal securities laws, despite the fact that the other Directors do not agree. If this agreement is in fact material, it should have been reviewed and approved by the Board and the entire agreement should have been filed with the SEC. Dr. Hussein believes that, in this era of heightened regulatory scrutiny, it would be prudent to err on the side of caution and file the agreement with the SEC given the disagreement over its materiality.

Failure to Make Sufficient Disclosure of Material Information

Ahmed Hussein believes that, on several occasions, QSI failed to make sufficient disclosures to its stockholders concerning material information.

Ahmed Hussein contends that QSI has repeatedly failed to disclose publicly the extent of the discord on the Board. For example, when the Company disclosed to stockholders in 2003 that Dale Hanson was elected Lead Director and that the Board committees were reconstituted with three, rather than four, Directors, the Company failed to disclose that half of the independent Directors did not recognize the changes to the Board and its committees.

In addition, on page five of QSI’s July 2004 proxy statement, QSI states that “[d]uring the fiscal year ended March 31, 2004, and continuing during fiscal year 2005, certain members of the Company’s Board of Directors received correspondence from Mr. Ahmed Hussein and his attorney as well as Mr. Emad Zikry and Mr. Tawfick El-Bardai [independent Directors at the time] on a variety of topics principally relating to certain Board actions, Board governance, Board processes and Board functionality issues.” Dr. Hussein believes this statement is highly misleading because it suggests that the correspondence was routine. The Company’s proxy did not disclose:

•	that the correspondence apprised senior management and the Board of conduct inconsistent with QSI’s Bylaws and Corporate Governance Provisions and potentially violated certain laws and regulations; and

•	the Board’s and QSI’s corporate counsel’s continuous failure, despite repeated requests by Ahmed Hussein and his legal advisors, to respond in detail to Ahmed Hussein’s articulated concerns in any meaningful or factual manner, or the separate concerns expressed by Directors El-Bardai and Zikry, regarding the director nominating process.

In QSI’s Proxy Statement, Dr. Hussein believes that the Company fails to disclose material information regarding recent changes in the compensation program for Directors. As noted above under “Excessive Compensation of Directors,” the Company does not disclose the fair value of options awarded to the current Board. Dr. Hussein believes that, even if such disclosure is not mandated, the failure to do so in this case leaves the Company’s disclosure incomplete and misleading. It is Dr. Hussein’s opinion that the increase in Mr. Silverman’s potential bonus and the accompanying increases to other executive officers made on July 28, 2005 should have been disclosed and explicitly described. Moreover, the Company did not disclose that the Board approved up to 200,000 fully vested shares to be issued in the next 18 months to executives if they meet certain specified performance criteria.

As noted above under “The Agreement with Siemens Medical Solutions,” Ahmed Hussein believes that (i) this agreement should have been discussed with and approved by the Board, (ii) its material terms should have been disclosed to the stockholders, (iii) the entire agreement should have been filed with the SEC as a material agreement, and (iv) in light of the disagreement over its materiality, it should have been filed with the SEC as a cautionary matter.

Improper Reduction of Board Size Affecting Outcome of Upcoming Election

In connection with the upcoming 2005 Annual Meeting, Ahmed Hussein was initially advised by the Board, on May 25, 2005, that he would be nominated by the Company to stand for election. As discussed above, however, following his notice to QSI of his intent to nominate two completely independent Directors to the Board and his filing of a Schedule 13D on July 7, 2005, the Company (i) withdrew his name from nomination and (ii) reduced the size of the Board from nine to eight, which Dr. Hussein believes obstructs his ability to add independence and transparency to the Board. Despite the fact that changing the size of the Board is permissible on its face pursuant to the Company’s Bylaws, some courts have deemed such action unlawful if taken with the primary purpose of impeding or interfering with the stockholders’ power to exercise effectively their voting rights in a contested election for directors.

Failure of Independent Directors to Meet Regularly

NASD Marketplace Rule 4350(c)(2) regarding qualitative listing requirements for the NASDAQ National Market states that “independent directors must have regularly scheduled meetings at which only independent directors are present (‘executive sessions’).” NASD Interpretation IM-4350-4 states that “[r]egularly scheduled executive sessions encourage and enhance communication among independent directors.” It is contemplated that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings. The Corporate Governance Provisions, as adopted in 1999 and amended on September 21, 2004, require that independent Directors meetings “shall be held immediately following each regular meeting of the Board.” Nonetheless, from August 29, 2001 until September 21, 2004, only three independent Directors meetings had been convened to Dr. Hussein’s knowledge. In QSI’s Proxy Statement, the Company states that the independent Directors meetings will now be held only at least once per year, despite the guidance provided by NASD Interpretation IM-4350-4. Dr. Hussein believes that such a policy, if not a direct violation, violates the spirit and intent of NASD Marketplace Rule 4350(c)(2).

Improper Constitution of Board Committees

Ahmed Hussein also contends that the Board actions may also be contrary to NASD Marketplace Rules 4350(c)(3) and (4). Rule 4350(c)(3) requires that compensation of executive officers be determined by (i) a majority of the independent Directors or (ii) a compensation committee comprised solely of independent directors. Rule 4350(c)(4) requires that director nominees be selected by (i) a majority of the independent Directors or (ii) a nominations committee comprised solely of independent directors. Dr. Hussein believes that since the August 29, 2002 Board meeting, the committees of the Board have been unfairly constituted in favor of Mr. Razin by the appointment of independent Directors sympathetic to Mr. Razin as the majority on every committee. Such construction violates the spirit and intent of NASD Marketplace Rules 4350(c)(3) and (4) as well as the 1999 MOU and Corporate Governance Provisions that were specifically designed to ensure balance, fairness and transparency with respect to all Board actions.

Moreover, the members of the current Nominating Committee were assigned by Mr. Razin, when still deemed non-independent by the Company, at the first Board meeting of the current Board on September 21, 2004, rather than by the independent Lead Director as required by paragraph 6 of the Corporate Governance Provisions then in effect. Consequently, the legitimacy of the Company’s nominees for election to the Board at the upcoming Annual Meeting is questionable. In addition, at this meeting, the interim Lead Director was chosen by Mr. Razin. Dr. Hussein believes that these assignments, despite subsequent Board approval, constitute an abuse of Mr. Razin’s role as non-independent Chairman in violation of the spirit and intent of the NASD Marketplace Rules and the 1999 MOU and Corporate Governance Provisions.

Improper Participation by a Non-Independent Director in Executive Compensation Decisions

As discussed above, NASD Marketplace Rule 4350(c)(3) applicable to the NASDAQ National Market requires that executive compensation be determined by a majority of the independent Directors or a compensation committee comprised of independent directors. Dr. Hussein believes that, from August 2002 until

September 2004, certain executive compensation decisions at the Board level were not, in fact, determined by a majority of independent Directors, as discussed above. Further, Dr. Hussein believes that Mr. Razin, despite not being independent, has maintained undue influence over executive compensation decisions, including those relating to his son. Dr. Hussein believes that Mr. Razin’s direct participation in these matters is at least a conflict of interest, even if not a direct contravention of Rule 4350(c)(3).

BENEFIT OF ELECTING NOMINEES

In moving forward with the nomination of Dr. Hussein, Dr. Fawzy and Mr. Gordon, Ahmed Hussein is seeking to increase value for the stockholders. Ahmed Hussein expects that the Nominees will bring transparency, accountability and discipline to the way QSI is governed and managed. The Nominees will, if elected, constitute a minority of the Board. Accordingly, the Nominees, even if voting together, will not be able to adopt any measures without the support of at least some of the remaining Board members. This need to build support should lead to increased substantive debate and discussion on the merits of the various actions and activities subject to Board approval. In addition, the three Nominees, acting individually and independently, will have a better opportunity to articulate and raise concerns about QSI’s business activities with the rest of the Board members than Ahmed Hussein would by himself. Neither Dr. Fawzy nor Mr. Gordon have any direct affiliation or relationship with Mr. Razin, QSI, its management or the current Directors, other than their nomination by Dr. Hussein. Dr. Hussein considered them for potential nominees to the Board and he asked them for their permission to be included on his slate, which permission was granted. It is Dr. Hussein’s belief that the addition of Dr. Fawzy and Mr. Gordon, absolute outsiders and each a respected business person in his own right, in addition to Dr. Hussein’s continued presence on the Board, will result in greater fairness, balance and transparency among Board members, and dilute the influence currently exercised by Mr. Razin.

If elected, the Nominees do not anticipate that they will have any conflicts of interest with respect to QSI. They recognize their fiduciary obligations to all stockholders. None of the Nominees has any contract, arrangement or understanding, including, without limitation, any agreement regarding indemnification, with QSI, and no other financial interest concerning QSI, other than through the beneficial ownership of Shares disclosed in this Proxy Statement.

PARTICIPANTS IN SOLICITATION OF PROXIES

In addition to Ahmed Hussein, the Nominees are participants in the solicitation of proxies hereunder (collectively, the “Participants”).

Except as otherwise noted herein, all Share amounts set forth in this Proxy Statement are reported as of the close of business on July 27, 2005.

Information concerning Dr. Hussein, Dr. Fawzy and Mr. Gordon, including their ages and business backgrounds, may be found below under the heading “PROPOSAL 1: ELECTION OF DIRECTORS.” Dr. Hussein’s business address is 630 Fifth Avenue, Suite 2258, New York, NY 10111. Dr. Fawzy’s business address is Fawzy Consultant Group, 28 Adly Street, Cairo, Egypt. Mr. Gordon’s business address is 14 Farm Street, Mayfair, London W1J 5RF, England.

OWNERSHIP OF PARTICIPANTS

The following table sets forth the number of Shares beneficially owned (as that term is defined in Rule 13d-3 under the Exchange Act) by each Participant, including those Participants that may be deemed to be the beneficial owner of more than 5% of the reported outstanding Shares. Except where otherwise indicated, each person set forth in this table has sole voting and investing power with respect to the Shares which he may be deemed to beneficially own. The information with respect to each person is as supplied or confirmed by such person.

Stockholder and Address of Stockholder	Number of Shares That May Be Deemed To Be Beneficially Owned	Percentage of Common Stock
Ahmed Hussein 630 Fifth Avenue, Suite 2258 New York, NY 10111	2,315,800[1] (Sole voting and investment power)	17.64%

Ian Gordon 14 Farm Street Mayfair London W1J 5RF, England	40,000[2]	00.30%

[1]	Includes options to purchase 12,000 shares of common stock that are currently exercisable or exercisable within 60 days of August 18, 2005.

[2]	Shares held in trust, of which Mr. Gordon is not the beneficiary, but over which Mr. Gordon has sole voting and investment control.

Except as noted above, none of the Participants or their associates is a record or beneficial owner of the Shares. Except as noted above, none of the Participants owns beneficially, directly or indirectly, securities of any parent or subsidiary of QSI.

All transactions in the securities of QSI effected within the past two years by the Nominees and their affiliates are contained in Appendix I attached hereto.

OTHER INFORMATION

Other than as disclosed in this Proxy Statement, none of the Participants is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of QSI, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except for Dr. Hussein’s position as a Director of QSI, none of the Participants has any position or office with QSI, and none of Dr. Hussein, Dr. Fawzy or Mr. Gordon has any arrangement or understanding with any other person pursuant to which he was selected to be a Nominee. None of the Participants or any of their associates have any arrangement or understanding with any person with respect to (A) any future employment by QSI or its affiliates or (B) any future transactions to which QSI or any of its affiliates will or may be a party. None of the Participants or their associates has a material interest in any transaction or series of transactions engaged in by QSI since the beginning of QSI’s last fiscal year. None of the Participants during the past ten years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the entities referred to in this Proxy Statement with which the Participants have been involved during the past five years is a parent, subsidiary or other affiliate of QSI.

*         *         *

PROPOSAL 1: ELECTION OF DIRECTORS

The Participants propose that the stockholders elect Ahmed Hussein, Ibrahim Fawzy and Ian Gordon as Directors of QSI at the Annual Meeting. Each Nominee, if elected, would hold office until the Company’s 2006 Annual Meeting of stockholders and until a successor has been duly elected and qualified. There can be no assurance as to whether any of QSI’s nominees, if elected, would serve with any of the Nominees if Dr. Hussein, Dr. Fawzy or Mr. Gordon is elected. In the event that one or more of the Nominees is elected and that one or more of the QSI nominees declines to serve with such Nominee or Nominees, then the Bylaws of QSI provide that director vacancies may be filled by a majority vote of the Directors then in office.

Background information about the Nominees is set forth below. The Nominees are not receiving any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. If elected by the stockholders at the Annual Meeting, it is expected that a Nominee could receive compensation similar to the compensation received by the other independent Directors of QSI.

AHMED HUSSEIN—Ahmed Hussein (64) is, and has been since 1999, a director of QSI, and has been a stockholder of QSI since 1982. Since 1997, he has been the Director of National Investment Company, Cairo, Egypt. Dr. Hussein founded National Investment Company in 1996 and has served as a member of its Board of Directors since its inception. Dr. Hussein served as a Senior Vice President of Dean Witter from 1993 to 1996. Dr. Hussein is a director of Nobria Agriculture, a publicly held Egyptian company, and was formerly a director of Simo Paper Co. and Nasr City Co., also publicly held Egyptian companies.

IBRAHIM FAWZY—Ibrahim Fawzy (64) has been president of Fawzy Consultant Group since 1999. Fawzy Consultant Group works mainly in investment industrial projects. Dr. Fawzy has taught mechanical engineering at Cairo University in Egypt since 1969. Previously, he taught mechanical engineering at the University of London in England. Prior to forming his own consultancy group, Dr. Fawzy held several posts with the Egyptian government, including as cultural attaché in London, from 1979 to 1983. Dr. Fawzy was the Minister of Industry and Mineral Wealth from 1993 through 1996 and the Chairman of the General Authority for Investment from 1996 to 1999. Dr. Fawzy is a director of seven companies in Egypt, three of which are public (The Egyptians Abroad for Investment and Development, Misr Canada Lube Oil and El-Nubaria for Agricultural Mechanization).

IAN GORDON—Since 2001, Ian Gordon (59) has worked as a consultant in property development and asset trading. Mr. Gordon is also a consultant to several companies in financial restructuring. He served as the Shadow Director and CEO of Atlantic Properties PLC, a real estate development and investment group based in England, from 1981 until his retirement in 2001. Previously, he worked with PricewaterhouseCoopers and subsequently headed his own chartered accountant firm in England. He has been a member of the Institute of Chartered Accountants in England and Wales since 1971 and a fellow since 1977. Mr. Gordon is a director of five private companies in the United Kingdom.

YOU ARE STRONGLY URGED TO VOTE FOR THE ELECTION OF AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON.

There is no assurance that any of the Company’s nominees will serve as Directors if any of the Nominees are elected to the Board.

Appendix I attached hereto sets forth, as to each of the Nominees and the other Participants, all transactions in securities of QSI affected during the past two years.

Except as set forth herein or in Appendix I attached hereto, none of the Nominees or any of the other Participants: (i) owns any securities of QSI of record but not beneficially; (ii) owns beneficially any securities of QSI or any parent or subsidiary of QSI; (iii) has any agreement or understanding with any person with respect to any future employment by QSI or its affiliates; (iv) has any agreement or understanding with any person with respect to any future transactions to which QSI or any of its affiliates will or may be a party; (v) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of QSI’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which QSI or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vi) borrowed any funds for the purpose of acquiring or holding any securities of QSI; (vii) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of QSI; or (viii) will receive any special compensation in connection with the proxy solicitation. Other than as disclosed in this Proxy Statement, no securities of QSI are beneficially owned by the Participants and their affiliates.

PROPOSAL 2: MANAGEMENT’S PROPOSAL TO APPROVE THE COMPANY’S 2005 STOCK OPTION AND INCENTIVE PLAN

The Participants recommend that proxies be voted AGAINST the approval of QSI’s 2005 Stock Option and Incentive Plan (the “Plan”).

Ahmed Hussein believes that the adoption of the Plan is unnecessary because the stated purpose of the Plan, to promote the future success of the Company by providing an incentive for officers and Directors of the Company “to acquire a proprietary interest in the success of the Company,” has already been more than satisfactorily achieved. As discussed above in the section entitled “Excessive Compensation of Directors,” among other things, following the 2004 Annual Meeting, the newly-elected Board approved a new Director compensation package for themselves. Ahmed Hussein believes that this was a lucrative package and, together with the recent annual base salary increases for the Company’s three named executive officers discussed above under “Excessive Compensation of Officers,” is a sufficient proprietary interest in the Company. To approve the Plan, Ahmed Hussein believes, would be to ratify the past excesses of the Board and promote similar excesses in the future. He believes that, if past actions are any indicator, the Board will, without much debate, issue all of the Shares reserved for issuance under the Plan to themselves and management. Such issuance would result in added costs to the Company, increased stockholder dilution and potential windfall gains to the Board and management.

The Participants recommend a vote “AGAINST” Proposal 2.

YOU ARE STRONGLY URGED TO VOTE AGAINST THE APPROVAL OF THE COMPANY’S 2005 STOCK OPTION AND INCENTIVE PLAN. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE WITH REGARD TO THIS PROPOSAL 2, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD AGAINST APPROVAL OF THE COMPANY’S 2005 STOCK OPTION AND INCENTIVE PLAN.

VOTING ON PROPOSAL 2

The accompanying blue proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on, Proposal 2 described above by marking the proper box on the blue proxy card. The vote of a majority of the Shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal to approve the Plan is required to determine the outcome of Proposal 2.

PROPOSAL 3: RATIFICATION OF GRANT THORNTON, LLP AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

The Participants recommend that proxies be voted FOR the ratification of the appointment by QSI’s Audit Committee of Grant Thornton, LLP, certified public accountants, as independent auditors for the fiscal year ending March 31, 2006.

Representatives of Grant Thornton, LLP are expected to be present at the Annual Meeting where they will have an opportunity to make a statement if they desire to do so and are expected to be available to answer appropriate questions.

The Participants recommend a vote “FOR” Proposal 3.

YOU ARE URGED TO VOTE FOR THE RATIFICATION OF GRANT THORNTON, LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2006. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE WITH REGARD TO THIS PROPOSAL 3, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR RATIFICATION OF GRANT THORNTON, LLP.

VOTING ON PROPOSAL 3

The accompanying blue proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on, Proposal 3 described above by marking the proper box on the blue proxy card. The affirmative vote of a majority of the Shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal to ratify Grant Thornton, LLP as the Company’s independent auditors for the 2006 fiscal year is required to approve Proposal 3.

PROPOSAL 4: APPROVAL OF THE AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES AUTHORIZED

The Participants recommend that proxies be voted FOR the adoption of the amendment to QSI’s Articles of Incorporation to increase the number of the Company’s authorized shares of common stock.

The Participants recommend a vote “FOR” Proposal 4.

YOU ARE URGED TO VOTE FOR THE AMENDMENT TO THE ARTICLES OF INCORPORATION OF THE COMPANY TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK IT IS AUTHORIZED TO ISSUE. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE WITH REGARD TO THIS PROPOSAL 4, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION.

VOTING ON PROPOSAL 4

The accompanying blue proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on, Proposal 4 described above by marking the proper box on the blue proxy card. The affirmative vote of a majority of the Shares entitled to vote at the Annual Meeting is necessary to approve the proposal to amend the Company’s Articles of Incorporation.

OTHER PROPOSALS

The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed blue proxy card will vote that proxy on such other matters in accordance with their judgment. The Participants will not use such discretionary authority to vote the proxies for matters of which the Participants are aware a reasonable time before the Annual Meeting.

VOTING PROCEDURES

With respect to QSI’s Proxy Statement and the intent of the Participants as stated herein, the voting procedures for the Annual Meeting are as follows:

A majority of the outstanding shares, represented in person or by proxy, will constitute a quorum for the transaction of business. All valid proxies delivered at the Annual Meeting will be counted in determining the presence of a quorum, including those providing for abstention or withholding of authority and those delivered by brokers voting without beneficial owner instruction and exercising a non-vote on certain matters.

With respect to Proposal No. 1, the eight nominees for Director receiving the highest number of affirmative votes will be elected. The proxy holder set forth herein intends to vote all proxies received by him in accordance with the instructions set forth in such proxies. Because the election of Directors is contested and Dr. Hussein has given notice of his intention to cumulate votes, Dr. Hussein may vote the proxies solicited hereby in such manner as to provide for the election of the maximum number of the Nominees (for whom authority is not otherwise specifically withheld), including without limitation, determining the prioritization of such Nominees to whom such votes may be allocated. Although Dr. Hussein will endeavor to elect all three Nominees, if it is necessary for Dr. Hussein to prioritize among the Nominees and allocate votes, he intends to ensure his election to the Board first, that of Dr. Fawzy second and then that of Mr. Gordon. The Nominees represent less than a majority of the number of Directors of QSI. If Dr. Hussein cumulates votes to elect the maximum number of Nominees as stated above, and votes for no Company nominees, it is possible that a full slate of eight Directors will not be elected by the stockholders at the Annual Meeting. Although it is unlikely that a vacancy will occur in this fashion because the eight nominees receiving the highest number of affirmative votes will be elected as Directors, if a seat were to remain unfilled after the election, the Directors elected by the stockholders would be entitled to fill such vacancy. The Participants express no opinion with regard to the election of the Company nominees in addition to the Nominees. The proxy holder does not intend to vote for any Company nominee unless (i) directed to do so and (ii) he does not determine that the proxies should be voted in a manner to provide for the election of the maximum number of Nominees as stated above. There is no assurance that any of the Company’s nominees will serve as Directors if any of the Nominees are elected to the Board.

Approval of any of Proposals Nos. 2 and 3 requires a vote that satisfies two criteria: (i) the affirmative vote of a majority of common stock present or represented by proxy and voting on the proposal and (ii) the affirmative vote of a majority of the quorum as referenced above. For purposes of these proposals, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against the proposal. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal. Approval of Proposal No. 4 requires the affirmative vote of a majority of the outstanding shares of common stock whether or not present or represented by proxy at the Annual Meeting. For purposes of Proposal No. 4, abstentions and broker non-votes will have the same effect as votes against Proposal No. 4.

Each stockholder will be entitled to one vote, in person or by proxy, for each Share of Common Stock held of record on the record date, except that all stockholders have cumulative voting rights and in the event any stockholder gives notice prior to the voting, of an intention to cumulate his, her or its votes in the election of Directors. Dr. Hussein has given notice to the Company of his intention to cumulate his votes in the election of Directors. As a result, stockholders entitled to vote at the Annual Meeting may cumulate their votes in the election of Directors. Cumulative voting means that a stockholder has the right to give any one candidate whose name has been properly placed in nomination prior to the voting a number of votes equal to the number of Directors to be elected multiplied by the number of Shares such stockholder would otherwise be entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the stockholder may wish. The proxy being solicited by the Participants confers upon the proxy holder the authority to cumulate votes at his discretion. It is the proxy holder’s intent to provide for the election of the maximum number of the Nominees (for whom authority is not otherwise specifically withheld), including without limitation, determining the prioritization of such Nominees to whom such votes may be allocated.

PROXY PROCEDURES

When proxies are properly executed and returned, the proxy holder intends to vote the Shares represented by such proxies at the Annual Meeting in accordance with the instructions of the stockholder, unless the proxy holder determines that the proxies should be voted in a manner to provide for the election of the maximum number of the Nominees as stated above.

If no specific instructions are given, the Shares represented by an executed BLUE proxy card will be voted (i) FOR the election of the Nominees for director with respect to Proposal 1, (ii) AGAINST the adoption of QSI’s 2005 Stock Option and Incentive Plan with respect to Proposal 2, (iii) FOR the ratification of Grant Thornton, LLP as the independent public accounting firm for QSI for the fiscal year ending March 31, 2006 with regard to Proposal 3 and (iv) FOR the approval of the amendment to QSI’s Articles of Incorporation increasing the number of shares of common stock QSI is authorized to issue with respect to Proposal 4.

The Participants and their affiliates know of no other business that will be presented at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed Blue Proxy Card will vote the Shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed BLUE PROXY CARD and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE PERSONS NAMED ON THE ENCLOSED BLUE PROXY CARD WILL VOTE YOUR SHARES FOR AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON, AGAINST PROPOSAL 2, FOR PROPOSAL 3 AND FOR PROPOSAL 4.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON FOR DIRECTORS OF QSI. IF YOU WISH TO DO SO, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

If you have any questions or need assistance in voting your proxy, please call our proxy solicitor, Georgeson Shareholder Communication Inc., toll-free 1-866-391-7006.

REVOCATION OF PROXIES

Any stockholder who has mailed a proxy card to QSI may revoke it before it is voted by mailing a duly executed Blue Proxy Card to the Participants bearing a date LATER than the proxy card delivered to QSI. Proxies may also be revoked at any time prior to voting by: (i) delivering to QSI (Attention: Paul Holt, Secretary) a written notice stating that the proxy is revoked; (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously; or (iii) attending the Annual Meeting and voting in person.

Only stockholders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the Blue Proxy Card, even if you sell such Shares after the Record Date.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT MAY VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE PROXY CARD ON YOUR BEHALF AS SOON AS POSSIBLE.

COST AND METHOD OF SOLICITATION

Dr. Hussein has retained Georgeson Shareholder Services, Inc., the Proxy Solicitor, to conduct the solicitation of proxies, for which the Proxy Solicitor is to receive a fee not to exceed $25,000, exclusive of out- of-pocket expenses. Dr. Hussein has agreed to indemnify the Proxy Solicitor against certain liabilities and expenses. As part of the solicitation, Dr. Hussein, the Nominees and the Proxy Solicitor may communicate with stockholders by mail, courier services, Internet, advertising, telephone or telecopy or in person, but it is not anticipated that stockholders will be asked to submit proxies by telephone or internet. It is anticipated that the Proxy Solicitor will employ approximately 25 persons to solicit proxies from stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $200,000 to date, and is estimated to be up to $400,000 in total. Dr. Hussein will incur these costs and expenses (including expenditures for public relations, legal advisers, financial advisers, proxy solicitors, advertising, printing, transportation and related expenses) initially and intends to seek reimbursement from the Company for such costs and expenses regardless of whether or not the Nominees are elected to the Board. Dr. Hussein does not currently intend to place the matter of such reimbursement before the stockholders.

ADDITIONAL INFORMATION

Certain information regarding the securities of QSI held by QSI’s Directors, nominees, management and 5% stockholders is contained in QSI’s Proxy Statement. Information concerning the date by which proposals of stockholders intended to be presented at the next annual meeting of stockholders must be received by QSI for inclusion in QSI’s Proxy Statement and form of proxy for that meeting is also contained in QSI’s Proxy Statement. This information is contained in QSI’s public filings. The Participants assume no responsibility for the accuracy or completeness of such information.

Date: August 30, 2005

APPENDIX I

SUPPLEMENTAL INFORMATION

Set forth below are the dates and amounts of each Participant’s purchases and sales of Shares of QSI within the past two years. The transactions were effected on the open market. None of the purchase price or market value of those Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date	Number of Shares	Transaction Type
Ahmed Hussein	August 12, 2004	4,500	Option Exercise

IMPORTANT

1. If your shares are held in your own name, please mark, date and mail the enclosed Blue Proxy Card to the Proxy Solicitor in the postage-paid envelope provided.

2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a Blue Proxy Card to be signed representing your shares.

3. If you have already submitted a proxy card to QSI for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees by marking, signing, dating and returning the enclosed Blue Proxy Card for the Annual Meeting, which must be dated after any proxy you may have submitted to QSI. ONLY YOUR LATEST DATED DULY EXECUTED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING. Proxies may also be revoked at any time prior to voting by: (i) delivering to QSI (Attention: Paul Holt, Secretary) a written notice stating that the proxy is revoked; (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously; or (iii) attending the Annual Meeting and voting in person.

If you have any questions or need assistance in voting your proxy, please call our proxy solicitor, Georgeson Shareholder Communication Inc., toll-free 1-866-391-7006.

PROXY CARD

QUALITY SYSTEMS, INC.

ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY

AHMED HUSSEIN

The undersigned hereby appoints Ahmed Hussein as proxy, with full power of substitution, to vote the stock of Quality Systems, Inc. (“QSI”) that the undersigned may be entitled to vote at the Annual Meeting of stockholders or at any adjournment or postponements thereof, upon the matters set forth in the Proxy Statement of Ahmed Hussein and upon such other matters as may properly come before the meeting, and revokes any previous proxies with respect to the matters covered by this proxy. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED OR INSTRUCTIONS WILL BE GIVEN AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (i) FOR THE PROPOSAL TO ELECT AHMED HUSSEIN, IBRAHIM FAWZY AND IAN GORDON AS DIRECTORS, (ii) AGAINST THE PROPOSAL TO APPROVE QSI’S 2005 STOCK OPTION AND INCENTIVE PLAN, (iii) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF GRANT THORNTON, LLP AS INDEPENDENT AUDITORS OF QSI FOR THE FISCAL YEAR ENDING MARCH 31, 2006 AND (iv) FOR THE PROPOSAL TO ADOPT THE AMENDMENT TO QSI’S ARTICLES OF INCORPORATION INCREASING THE NUMBER OF ITS AUTHORIZED SHARES. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDER UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. If any of Dr. Hussein, Dr. Fawzy or Mr. Gordon is unable or declines to serve as a director, this proxy will be voted for any Nominee that Dr. Hussein designates.

IN ADDITION, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO CUMULATE VOTES FOR ANY OR ALL OF THE NOMINEES FOR ELECTION OF DIRECTORS FOR WHICH AUTHORITY TO VOTE HAS NOT BEEN WITHHELD. AS DESCRIBED IN THE PROXY STATEMENT, THE PROXY HOLDER INTENDS TO VOTE THE PROXIES SOLICITED HEREBY IN SUCH A MANNER AS TO PROVIDE FOR THE ELECTION OF THE MAXIMUM NUMBER OF THE NOMINEES INCLUDING, WITHOUT LIMITATION, DETERMINING THE PRIORITIZATION OF SUCH NOMINEES.

There is no assurance that any of Company’s nominees will serve as Directors if any of the Nominees are elected to the Board.

Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope.

YOUR VOTE IS VERY IMPORTANT TO US.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

☒	Please mark votes as in this example.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.

DR. HUSSEIN RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.	Election of Directors – Nominees:

Nominees	FOR	WITHHOLD	FOR ALL EXCEPT
	all nominees	from all nominees	(indicate exceptions below)
(01) Ahmed Hussein	☐	☐	☐
(02) Ibrahim Fawzy
(03) Ian Gordon

Unless otherwise instructed, Dr. Hussein intends to use this proxy to vote FOR Dr. Hussein, Dr. Fawzy and Mr. Gordon. NOTE: If you do not wish your shares voted “For” a particular Nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining Nominee(s), unless otherwise instructed below.

Write in below the names of any nominees for whom authority to vote is withheld:

________________________________	________________________________

You may wish to instruct Dr. Hussein to use this proxy to vote for one or more of the QSI nominees, by writing the name of the nominee(s) and the number of votes to allocate to each QSI nominee below. You should refer to the proxy statement and form of proxy distributed by QSI for the names, background, qualifications and other information concerning QSI’s nominees.

________________________________	________________________________

________________________________	________________________________

There is no assurance that any of the Company’s nominees will serve as Directors if any of the Nominees are elected to the Board.

Dr. Hussein does not intend to vote for any Company nominee unless (i) directed to do so and (ii) he does not determine that the proxies should be voted in a manner to provide for the election of the maximum number of Nominees. The Participants express no opinion with regard to which management nominees are elected or are not elected as a result of the election of the Nominees.

DR. HUSSEIN RECOMMENDS A VOTE “AGAINST” THE APPROVAL OF QSI’S 2005 STOCK OPTION AND INCENTIVE PLAN IN PROPOSAL 2 BELOW.

2. Approval of QSI’s 2005 Stock Option and Incentive Plan	FOR	AGAINST	ABSTAIN
	☐	☐	☐

DR. HUSSEIN RECOMMENDS A VOTE “FOR” THE RATIFICATION OF GRANT THORNTON, LLP AS QSI’S INDEPENDENT AUDITORS IN PROPOSAL 3 BELOW.

3. Ratification of Grant Thornton, LLP as independent auditors	FOR	AGAINST	ABSTAIN
	☐	☐	☐

DR. HUSSEIN RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE AMENDMENT TO QSI’S ARTICLES OF INCORPORATION INCREASING THE NUMBER OF SHARES IT IS AUTHORIZED TO ISSUE IN PROPOSAL 4 BELOW.

4. Adoption of the Amendment to QSI’s Articles of Incorporation	FOR	AGAINST	ABSTAIN
	☐	☐	☐

THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO CUMULATE VOTES FOR ANY OR ALL OF THE NOMINEES FOR ELECTION OF DIRECTORS FOR WHICH AUTHORITY TO VOTE HAS NOT BEEN WITHHELD. THE PROXY HOLDER INTENDS TO VOTE THE PROXIES SOLICITED HEREBY IN SUCH A MANNER AS TO PROVIDE FOR THE ELECTION OF THE MAXIMUM NUMBER OF THE NOMINEES INCLUDING, WITHOUT LIMITATION, DETERMINING THE PRIORITIZATION OF SUCH NOMINEES.

Please mark here if you plan to attend the meeting.                                    ☐

Dated: ___________________________________________________, 2005

Signature(s)

Signature(s)

Note: Please sign exactly as name appears hereon. If the shares are held by joint tenants or as community property, both must sign. When signing as executor, administrator, trustee or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.